EXHIBIT 99.1

For Further Information Contact: Erik Danielsen Nymox Pharmaceutical Corporation 1-800-93NYMOX www.nymox.com

For Immediate Release:

NYMOX ANNOUNCES $8,000,000 PRIVATE PLACEMENT

HASBROUCK HEIGHTS, NJ (April 28, 2021) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) (the “Company”) today announced it has entered into a definitive agreement with institutional investors in a private placement of 3,669,724 shares of common stock and warrants to purchase 1,834,862 shares of common stock at a combined purchase price of $2.18 per share for gross proceeds of approximately $8,000,000 before deducting fees and other estimated offering expenses. The warrants will have an exercise price of $2.50 per share, will be immediately exercisable and will expire five years from the date of issuance.

The Company expects to use the net proceeds from the private placement for working capital and other general corporate purposes. The private placement is expected to close on or about April 30, 2021, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as sole placement agent for the private placement.

The private placement is being made pursuant to the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission (the “SEC”) and the securities being sold in the private placement may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement on Form F-3 with the SEC covering the resale of the shares of common stock, as well as the shares of common stock issuable upon exercise of the warrants, issued in the private placement.

This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Nymox Pharmaceutical Corporation

Nymox Pharmaceutical Corporation specializes in the research and development of therapeutics and diagnostics, with a particular emphasis on products targeted for the unmet needs of the rapidly aging male population in developed economies. The Company’s lead drug candidate for benign prostatic hyperplasia (BPH), Fexapotide Triflutate (FT), has completed Phase 3 development in more than 70 clinical centers in the United States, involving more than 1700 patients during the entire clinical development program. Currently, the Company will soon be filing for approval in major economies around the world, including the United States and Europe.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding Nymox’s expectations regarding the private placement, the timing for closing of the private placement, and anticipated gross proceeds and use of net proceeds from the private placement, statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, uncertainties surrounding the results of the private placement, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2020, and its Quarterly Reports.